Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Completes Sale of the Guanajuato Mine Complex and Topia Mine in Mexico

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, August 4, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”) reports that it has closed the previously announced sale of its Mexican subsidiary Minera Mexicana El Rosario S.A. de C.V. (“MMR”), which owns the Guanajuato Mine Complex (the “GMC”), the Topia mine, and the El Horcón and Santa Rosa projects, to Guanajuato Silver Company Ltd. (“GSilver”).

The consideration payable to the Company comprised:

•	US$8,000,000 of cash, plus additional cash of approximately US$1,350,000 pursuant to the working capital adjustment described below
•	25,787,200 common shares of GSilver, valued at approximately US$6,700,000 as of the announcement of the transaction on June 29, 2022, and US$8,921,172 as of the close of business on August 4, 2022
•	US$500,000, if at any time following the closing date the GMC and Topia produce an aggregate of 2.5 million ounces of silver
•	US$750,000 if the price of silver closes at or above US$27.50 per ounce over a period of 30 consecutive trading days at any time within two years of closing
•	US$750,000 if the price of silver closes at or above US$30.00 per ounce over a period of 30 consecutive trading days at any time within three years of closing

Fifty percent of the shares are subject to the statutory hold period of four months, 25% are subject to an eight-month hold period and the remaining 25% are subject to a 12-month hold period. The US$1,350,000 working capital adjustment described above is based on estimate of the difference between MMR’s working capital at closing and an agreed target level of working capital. The final adjustment will be determined post-closing.

Approximately US$3,450,000 of the sale proceeds were used to repay all outstanding indebtedness pursuant to a lead concentrate prepayment agreement between MMR, the Company (as guarantor) and Samsung C&T U.K. Ltd. (“Samsung”), a wholly owned subsidiary of Samsung C&T Corporation. Upon repayment of the Samsung indebtedness, Samsung released its security interest in the MMR shares and GSilver assumed all future obligations of the Company under the agreement.

Upon completion of the transaction, the Company issued 171,153 common shares to its financial advisor at a deemed issue price of US$1.30. The shares are subject to a four month hold period under Canadian securities law that will expire on December 5, 2022.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt. Great Panther’s aim is to create long-term stakeholder value through safe, sustainable production and reinvest into exploration to tap into the potential of the Tucano Gold Mine to replace resources, extend mine life and make new discoveries. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, (i) additional amounts payable by GSilver to MMR based on future production or the price of silver and (ii) statements regarding the Company’s growth orientation and focus on creating long-term stakeholder value through safe and sustainable production and reinvesting into exploration.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory risks and uncertainties, including risks described in respect of Great Panther in its most recent annual information form and management's discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management's discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov ..

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2